AMENDMENT ?

4/22/03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 17 2003

DIVISION OF MARKET REGULATION


03054409

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

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ANNUAL AUDITED REPORT 2003
FORM X-17A-5 (A)
PART III

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 52108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FI Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Liberty Street
(No. and Street)

Warsaw (City) New York (State) 14569 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. MacIntyre (585) 786-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

12 Fountain Plaza, Suite 601 (Address) Buffalo (City) New York (State) 14202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David L. MacIntyre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FI Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE - NO EXCEPTIONS



Signature

President

Title

Notary Public

3/12/03

Mary Van Valkenburg
Notary Public, State of New York
Qualified in Wyoming County #4927248
My Commission Expires 4/11/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

Filed Pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT



12 Fountain Plaza, Suite 601
Buffalo, NY 14202

Independent Auditors' Report

The Board of Directors
FI Group, Inc.:

We have audited the accompanying statement of financial condition of FI Group, Inc. (a wholly owned subsidiary of Financial Institutions, Inc.) (the Company) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 12, 2003



FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	157,751
Certificate of deposit		75,004
Due from clearing broker		81,802
Equipment, less $11,010 in accumulated depreciation		15,712
Other assets		7,809
Total assets	$	338,078

Liabilities and Stockholder's Equity

Income taxes payable to Parent	$	41,103
Accrued expenses		67,428
		108,531
Stockholder's equity:		
Common stock, $1.00 par value. Authorized 100 shares; issued and outstanding 100 shares		100
Additional paid-in-capital		216,320
Retained earnings		13,127
		229,547
Total liabilities and stockholder's equity	$	338,078

See accompanying notes to financial statements.

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Notes to Statement of Financial Condition

December 31, 2002

(1) Significant Accounting Policies

(a) Organization

FI Group Inc. (the Company) is a wholly owned subsidiary of Financial Institutions, Inc. (the Parent). The Company, which was incorporated on May 20, 1999, received regulatory approval and commenced operations on January 24, 2000 as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company was formed for the purpose of engaging in brokerage services and providing investment advice for customers of its affiliates which are also subsidiaries of the Parent. Securities products offered to customers include mutual funds, annuities, equities and fixed income securities.

(b) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and cash on deposit with the Company's clearing broker.

(d) Customer Transactions

All customer transactions are cleared through an independent broker-dealer (the clearing broker) on a fully disclosed basis. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the clearing broker. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer owned assets and cash reserve requirements. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company remits to its affiliates a portion of commissions earned in securities transactions initiated by its affiliates' customers.

(Continued)

The Parent performs accounting and other administrative services for the Company. The Company remits a service fee for the rendering of these services.

The Parent provides a defined benefit plan for the Company's employees. The costs associated with the plan are allocated by the Parent to the Company. The Company incurred an accrued benefit liability related to the plan of $12,365, which is included in accrued expenses in the statement of financial condition as of December 31, 2002. The Parent also provides a defined contribution plan for the Company's employees. The costs associated with this plan are also allocated by the Parent to the Company.

The Company leases office space from the Parent, for which it pays rent.

(3) Income Taxes

Income taxes are estimated as if the Company filed on a separate return basis, and the amount of current tax payable or receivable is either remitted to or received from the Parent, respectively.

At December 31, 2002, the Company had a gross deferred tax asset of $4,458, primarily attributable to accrued pension benefit costs. Management believes that no valuation allowance is necessary and that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $180,028, which was $130,028 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.60 to 1 at December 31, 2002.

(5) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1(a) to the financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions including the proper processing and transfer of customer funds and securities. As of December 31, 2002, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2002.